Exhibit 17.1

Attn:	Board of Directors of
China Shenghuo Pharmaceutical Holdings, Inc.

I hereby offer my resignation from the position as independent director of the Board of Directors of China Shenghuo Pharmaceutical Holdings, Inc. and as a member of the Audit Committee for the same Board of Directors. The effective date of my resignation is to be December 31, 2008.

The reasons for my resignation will be attached to this document on the day of its effectiveness, again as stated above to be December 31, 2008.

Sincerely
Gene Michael Bennett